UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CONSTELLATION PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MORPHOSYS DEVELOPMENT INC.

an indirect wholly owned subsidiary of

MORPHOSYS AG

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

210373106

(Cusip Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Senior Vice President and General Counsel

MorphoSys AG

Semmelweisstraße 7

Germany

82152 Planegg

+49 89-89927-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephan Hutter

Graham Robinson

Faiz Ahmad

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,740,231,876.40	$189,859.30

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 48,054,654 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Constellation Pharmaceuticals, Inc. (the “Company”) multiplied by $34.00, (ii) 2,209,683 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $34.00, (iii) 22,708 warrants to purchase Shares multiplied by $34.00, and (iv) 2,011,376 Shares issuable pursuant to outstanding unvested stock options multiplied by $15.15 (which is $34.00 minus the weighted average exercise price for such options of $18.85 per share). The calculation of the filing fee is based on information provided by the Company as of June 15, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$189,859.30	Filing Party:	MorphoSys Development Inc. and MorphoSys AG
Form or Registration No.:	Schedule TO	Date Filed:	June 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by MorphoSys Development Inc., a Delaware corporation (“Purchaser”), and MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), with the U.S. Securities and Exchange Commission on June 16, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $34.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase:

Items 1 through 11.

The information set forth in the Offer to Purchase under Section 15—“Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph entitled “Legal Proceedings Relating to the Tender Offer” on page 60 in its entirety with the following

“On June 29, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Susan Finger v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00946 (D. Del.) (the “Finger Complaint”). The Finger Complaint names as defendants the Company and each member of the Company Board. The Finger Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Finger Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On June 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Michael Kent v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00958 (D. Del.) (the “Kent Complaint”). The Kent Complaint names as defendants the Company and each member of the Company Board. The Kent Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Kent Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On June 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Matthew Whitfield v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-00967 (D. Del.) (the “Whitfield Complaint”). The Whitfield Complaint names as defendants the Company, Parent, Purchaser, and each member of the Company Board. The Whitfield Complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants, Parent, and Purchaser. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Whitfield Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) the filing of a Solicitation/Recommendation Statement on Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) declaration that defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14a-9 thereunder; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On June 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Peter Lyle v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-05682 (S.D.N.Y.) (the “Lyle Complaint”). The Lyle Complaint names as defendants the Company and each member of the Company Board. The Lyle Complaint alleges violations of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants, violations of Section 20(a) of the Exchange Act against all defendants, and breach of fiduciary duty of candor and disclosure against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Lyle Complaint seeks: (i) injunctive relief preventing the consummation of the Offer; (ii) accounting for damages; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On July 1, 2021, a complaint was filed by a purported stockholder of the Company regarding the Transactions. The complaint, filed on an individual basis by the plaintiff, is captioned Hernan Prados v. Constellation Pharmaceuticals, Inc., et al., Case No. 1:21-cv-03715 (E.D.N.Y.) (the “Prados Complaint”). The Prados Complaint names as defendants the Company and each member of the Company Board. The Prados Complaint alleges violations of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Prados Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) declaration that defendants violated Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 thereunder; and (iv) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

The Company, Parent and Purchaser believe the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(J)	Press Release, dated July 1, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

MORPHOSYS DEVELOPMENT INC.

By:	/s/ Lara Smith-Weber
	Name:	Lara Smith-Weber
	Title:	President, Secretary, Treasurer

MORPHOSYS AG

By:	/s/ Jean-Paul Kress
	Name:	Jean-Paul Kress
	Title:	CEO, Member Management Board

By:	/s/ Sung Lee
	Name:	Sung Lee
	Title:	CFO, Member Management Board